Greenville Federal Financial Corporation
July 17, 2007
VIA EDGAR
Ms. Rebekah Blakeley Moore
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	Greenville Federal Financial Corporation File No. 000-51668
Dear Ms. Moore:
     The following information is provided in response to your comment letter dated July 12, 2007, pertaining to the Greenville Federal Financial Corporation (“GFFC”) Form 8-K for the event occurring on July 5, 2006, which was the dismissal of an independent public accountant and the retention of a new accountant.
     You noted in your letter that GFFC disclosed that it had not consulted BKD LLP with respect to reportable events as defined by Item 304(a)(1)(v) of Regulation S-K and stated that the filing should be amended to disclose whether there were any reportable events during the previous two years.
     As you discussed with our legal counsel, GFFC is a small business issuer and, in fact, is eligible for disclosure under Regulation S-B, rather than Regulation S-K. Paragraph (a)(1)(iv)(B) of Regulation S-B requires information about such events “only if applicable.” As there were no such reportable events, no disclosure has been provided. The disclosure with respect to consultation with BKD on disagreements as defined in paragraph 304(a)(1)(iv) of Regulation S-K and events under paragraph 304(a)(1)(v) of Regulation S-K is accurate.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548–4158

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (937) 548-4158 with any questions you may have concerning the preceding response.
Sincerely,

/s/ David M. Kepler
David M. Kepler
President & CEO